UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08029032

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______01/01/07____ AND ENDING ____12/31/07________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Instinet, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, | **New York** | **10036**
(City) | (State) | (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathalie Cahlik-Leroy 212-310-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square | **New York** | **New York** | **10036**
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond SEC 1410 (06-02) unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ____ Nathalie Cahlik-Leroy ____________________ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Instinet, LLC____, as of __December 31__________________, 2007______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

ANIA PEREZ
Notary Public - State of New York
No. 01PE6110226
Qualified in Bronx County
My Commission Expires May 24, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) An Oath or Affirmation.
- ☒ (c) Statement of Financial Condition.
- ☐ (d) Statement of Income (Loss).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Computation of Determination of Proprietary Accounts of Introducing Brokers Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers'Dealer Options Accounts.
- ☐ (s) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Option Customers Pursuant to Commission Regulation 30.7.
- ☐ (t) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Consolidated Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Instinet, LLC

We have audited the accompanying consolidated statement of financial condition of Instinet, LLC (the "Company") as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Instinet, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Consolidated Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 142,781,027
Securities segregated in compliance with federal regulations	11,300,000
Securities borrowed	228,882,655
Receivable from broker-dealers and clearing organizations	129,708,373
Receivable from customers	120,560,623
Transaction fees and other receivables, net	20,678,376
Deferred tax asset, net	2,548,013
Receivable from affiliates	1,077,424
Property and equipment (net of accumulated depreciation of $425,497)	47,176
Other assets	6,462,515
Total assets	$ 664,046,182
Liabilities and Member's Equity	
Securities loaned	$ 176,007,430
Payable to customers	132,499,795
Payable to broker-dealers and clearing organizations	115,884,475
Accounts payable	55,622,690
Accrued compensation	20,832,665
Payable to affiliates	15,042,649
Accrued expenses and other liabilities	26,400,384
Total liabilities	542,290,088
Total member's equity	121,756,094
Total liabilities and member's equity	$ 664,046,182

See accompanying notes.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Consolidated Statement of Financial Condition

December 31, 2007

1. Nature of Business

Instinet, LLC (the "Company" or "Instinet") is a wholly-owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"). On February 1, 2007, the parent company of IHI, Instinet Incorporated ("II") was acquired by Nomura Holdings, Inc ("NHI").

The consolidated statement of financial condition has been prepared on a historic basis and does not reflect any adjustments for the change in ownership as the parent has elected not to push down the effects of the purchase accounting. At January 31 2007, before the acquisition, the Company's Member's equity was $110,141,557.

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, Harborview, LLC ("Harborview"). All material intercompany balances and transactions have been eliminated in consolidation. The Company and Harborview are registered broker-dealers with the Securities and Exchange Commission ("SEC") and members of the Financial Industry Regulatory Authority ("FINRA"). Instinet is also a member of the American, Boston, Chicago, International Securities, NYSE Arca, National and Philadelphia Stock Exchanges. Additionally, Instinet is a futures commission merchant, a member of the Commodity Futures Trading Commission ("CFTC"), and a member of the Chicago Board Options Exchange. Harborview is also a member of the New York Stock Exchange, Inc.

Instinet is a global electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional customers in order to execute their equity securities orders with other institutional customers or to access other U.S. trading venues. The Company's customers can also trade outside traditional market hours and obtain select proprietary and third-party research. Instinet acts as a clearing broker for its customers, carries accounts, and provides securities clearance, customer financing and securities lending services. In addition, the Company provides services as a clearing broker to certain affiliates.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007, cash and cash equivalents included $141,212,185 invested in money market mutual funds and a money market deposit held at three major U.S. financial institutions.

Securities Segregated Under Federal Regulations

U.S. Treasury bonds with a market value of $11,473,238 have been segregated in a special reserve bank account for the benefit of customers and introducing brokers under Rule 15c3-3 of the Securities and Exchange Commission. These securities have been purchased under agreements to resell and the transaction has been recorded on the consolidated statement of financial condition at the amount of cash collateral advanced of $11,300,000.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

2. Significant Accounting Policies (continued)

The Company has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lenders as collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") and sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. In order to collateralize reverse repurchase agreements, it is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of approximately $232,624,723 on such terms, of which approximately $230,138,657 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers represents amounts from cash securities transactions. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition.

2. Significant Accounting Policies (continued)

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $1,496,990. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Transaction Fees

Transaction fees are generated by customers trading transactions and are charged on a per share basis. Transactions fees are recorded on a trade-date basis.

Other Revenues and Rebates to Customers and Broker Dealers

Instinet receives revenues that relate to credits received from certain market centers and exchanges for posting transactions into their order books. These credits are accounted for on a trade-date basis.

Conversely, when clients provide liquidity to Instinet, they may also receive credits, which are accounted for as an expense on a trade date basis.

Soft Dollar Arrangements

A significant portion of the Company's transaction fee revenue is the result of trading activity executed under soft dollar arrangements with its customers. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Soft dollar expenses primarily relate to the purchase of third party research products and are recorded on a trade date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $6,145,244 of prepaid expenses and $55,307,601 of accumulated costs in transaction fees and other receivables, net and accounts payable, respectively, in the consolidated statement of financial condition.

2. Significant Accounting Policies (continued)

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading, fees charged to clear transactions, and the costs incurred for market data content. Trading related costs are recorded on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed primarily using the straight-line method over the following estimated useful lives of five years for furniture and three years for equipment.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), *Accounting for Income Taxes*.

In June 2007, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits, and consequently, the beginning balance of Member's equity was unaffected. As of December 31, 2007, the Company determined that is has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

The Company is currently under a federal income tax audit for the short period December 8, 2005 to December 31, 2005. Additionally, the Company is currently under audit for various state and local tax jurisdictions for the period 2001 and 2003. The Company does not have unrecognized tax benefits.

2. Significant Accounting Policies (continued)

Derivatives

The Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. Forward foreign currency contracts generally do not extend beyond 14 days and realized and unrealized gains and losses resulting from these transactions are recognized in the consolidated statement of operations during the period in which they are incurred. At December 31, 2007, these activities did not result in a material impact to the Company's consolidated statement of financial condition.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2007, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 82,246,201	$ 111,614,104
Receivable/payable from/to clearing organizations	36,985,346	–
Trade date receivable, net	8,902,202	–
Fees, commissions and other receivable/payable	1,574,624	4,270,371
	$ 129,708,373	$ 115,884,475

Fails to deliver balances arise when the Company does not deliver securities on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. Fails to receive balances arise when the Company does not receive securities on settlement date.

The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Receivables from clearing organizations relate to clearing deposits required by clearing organizations. The Company records these as requested by clearing organizations.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations (continued)

Trade date receivable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net of all such transactions with clearing organizations as a receivable or a payable.

4. Related Party Transactions

Instinet Group, LLC ("IGLLC"), is a wholly owned subsidiary of IHI that provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business in exchange for a fee. The service fee is equal to IGLLC's eligible costs plus 5%.

The Company maintains and staffs a sales and trading support desk for the benefit of IHI's international affiliates. The Company provides securities clearing and settlement services to IHI's international affiliates for their clients' trading in United States' markets. The Company also provides floor brokerage services to IHI's international affiliates for their clients' trading in United States' markets.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to be an active employee as of December 31, 2007 with at least 3 months of service.

Certain of the Company's employees participate in NHI's stock acquisition rights ("B-Plan") of common stock. These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date.

As part of the NHI acquisition, participants in II's stock option plan received cash in exchange for shares underlying their unexercised options, and the II stock option plan was terminated. Such payment was made by the Company's parent. The Company in turn treated these amounts as compensation and benefits on the consolidated statement of operations with an offsetting non-cash contribution of capital by the Company's parent for $50,773,222.

5. Commitments and Contingencies

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*, requires the disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's consolidated statement of financial condition.

6. Credit, Market and Other Risks

The Company is exposed to substantial credit risk from its customers' securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

6. Credit, Market and Other Risks (continued)

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customer's needs and to enter into match book transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather process and communicate information efficiently, securely and without interruption.

7. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns.

The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The current tax provision of $9,539,396 is included in payable to affiliates in the consolidated statement of financial condition at December 31, 2007.

The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Changes in deferred tax assets are recognized in the consolidated statement of financial condition.

7. Income Taxes (continued)

The deferred tax asset, net related to temporary differences at December 31, 2007 and consists of the following:

Accruals and allowances	$ 2,548,013
Capital loss carryforward	3,532,925
Total deferred tax assets	6,080,938
Less Valuation allowance	(3,532,925)
Deferred tax assets, net	$ 2,548,013

Management believes that it is more likely than not that the deferred tax asset, net of the valuation allowance, will be realized. The valuation allowance relates to the capital loss carryforward, which may not be realized in the future. The capital loss may be carried back for a maximum of three years or forward for a maximum of five years, and will expire in 2011.

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition.

Management estimates that the aggregate fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates and, accordingly are carried at amounts approximating fair value.

9. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions.

9. Regulatory Requirements (continued)

At December 31, 2007, the Company had net capital of $84,351,284 which was $78,932,947 in excess of its required net capital of $5,418,337. The Company ratio of net capital to aggregate debit items was 31.1%.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2007, the Company calculated that $201,533 was required to be segregated in the special reserve bank account for the exclusive benefit of its introducing broker-dealers. At December 31, 2007, the Company had on deposit $500,000 in this account.

Harborview's assets of $4,299,269, consisting primarily of cash and cash equivalents, deferred tax asset, net, and receivable from affiliates, and Harborview's liabilities of $671,133, consisting primarily of payables to broker-dealers and clearing organizations, accrued expenses and other liabilities, accrued compensation, and payable to affiliates have been consolidated in the statement of financial condition, less eliminations for intercompany amounts, but have not been consolidated in the Company's Net Capital Computation, as permitted under the SEC rules.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

When the Company commences commodity trading activity, it will be subject to regulations of the Commodity Exchange Act.

END